EXHIBIT 12
            Caterpillar Financial Services Corporation

          Computation Of Ratio Of Profit To Fixed Charges
                            (Unaudited)
                       (Millions of Dollars)

                                    Three Months          Nine months
                                       Ended                 Ended
                                September  September  September   September
                                30, 1999   30, 1999   30, 1998    30, 1998

Net Income                        $   37       $ 35     $  104      $  84

Add:
  Provision for income taxes          21         22         58         50

Deduct:
  Equity in profit of
partnerships                         (1)        (1)        (1)        (2)

Profit before taxes                 $ 57       $ 56       $161      $ 132

Fixed charges:
  Interest on borrowed funds        $144       $136       $416       $366
  Rentals at computed                  1          1          3          3
interest*

Total fixed charges                 $145       $137       $419       $369

Profit before taxes plus fixed
charges                             $202       $193       $580       $501

Ratio of profit before taxes
plus fixed charges to fixed
charges                             1.39       1.41       1.38       1.36

*Those portions of rent expense that are representative of interest cost.